82-2142

PROCESSED
MAY 20 2003
THOMSON FINANCIAL


invensys

BTRsec/RLS Admin/Letters/2003/0026

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03050430


SEC MAIL PROCESSING
RECEIVED
MAR 26 2003
WASH, D.C. 165 SECTION
SUPPL

19 March 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning changes to the Company's board of directors.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 5/12

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert
19/03/2003 15:08

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Non - Executive Appointment

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

RNS Number:9462I
Invensys PLC
19 March 2003

announcement

19 March 2003

Invensys Appoints New Non-Executive Director

Invensys plc announces that Andrew Macfarlane has been appointed as a
non-Executive Director, with immediate effect. Sir Graham Hearne will
retire
from the Board on 31 March 2003 and Andrew Macfarlane will then succeed him
as
Chairman of the Audit Committee.

Andrew Macfarlane is Group Finance Director of Land Securities Group plc.
He was
previously the Chief Financial Officer of the hotels division of Bass (now
Six
Continents) and prior to this was the Director of Corporate Finance of Bass
plc.

Sir Graham Hearne is retiring from the Board in order to avoid any
potential
conflict of interest arising from his Chairmanship of Novar plc, part of
whose
activities overlap with Invensys.

Lord Marshall, Chairman of Invensys plc said:

"I welcome the appointment to the Board of Andrew Macfarlane. His
appointment,
in line with Higgs Report recommendations, will enhance the Board's
financial
expertise and experience and also brings us valuable sector experience
directly
relevant to our resource management businesses.

"I am grateful to Sir Graham for his significant contribution to our Board
and
his work as Chairman of the Remuneration Committee until 2002 and over the
last
12 months as Chairman of the Audit Committee."

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821
3529

Brunswick +44 (0) 20 7404
5959
Ben Brewerton

About Invensys plc

Invensys plc is a global leader in production technology and energy management.
The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up
performance of their production assets, maximize their return on investments in
production technologies and remove cost and cash from their whole supply chain.
The division includes APV, Avantis, Baan, Eurotherm, Foxboro, SIMSCI/Esscor,
Triconex and Wonderware. These businesses address process and batch industries
-- including oil, gas and chemicals, food, beverage and personal health care --
and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and
improve the efficiency, reliability and security of power supply. The division
includes Energy Services, Appliance Controls, Climate Controls, Global Services,
Metering Systems, Powerware and Home Control Systems. These businesses focus on
markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen
Transmissions and Lambda, respectively, in its development division.

Invensys operates in more than 60 countries, with its headquarters in London.

For more information, visit www.invensys.com.